November 30, 2006

VIA EDGAR AND FEDEX

Ms. Kelly McCusker
Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Re:                               Health Care Property Investors, Inc.
File Number: 001-08895
Form 10-K for the Year Ended December 31, 2005
Form 10-Q for the Quarters Ended March 31, 2006 and June 30, 2006

Dear Ms. McCusker:

Health Care Property Investors, Inc. submits this letter in response to the comment letter from the Staff of the Securities and Exchange Commission (the “Staff”) dated November 20, 2006.  For your convenience, the Staff’s comment has been reprinted in italics below and our response is in regular print.

Form 10-K for the year ended December 31, 2005
Item 1. Business, Properties, Portfolio Summary, page 6

1.                                       We note your response to our prior comment number one.  We reissue our original comment that operating income per individual property, property type or by geographical location, other than at the segment level, is not reconcilable to a GAAP measure since net income (loss) on the same basis is not reported.  Tell us whether you intend to remove your disclosure of net operating income (loss), other than on a segment basis.  If you do not intend to remove the above referenced disclosure, explain to us how you currently meet, or in future filings will be able to meet the disclosure requirements in Item 10(e)(1)(i) of Regulation S-K.

Response:  In future filings we will remove our disclosures of net operating income (loss) per individual property, property type or by geographical location, other than on a segment basis.

Should you have any questions regarding the foregoing response, please call the undersigned at (562) 733-5151.

Very truly yours,

/s/ Mark A. Wallace
Mark A. Wallace Senior Vice President — Chief Financial Officer and Treasurer

cc:                                 Edward J. Henning, Esq.
R. Scott Shean, Esq. (By Fax)